Issuer Free Writing Prospectus Filed Pursuant to Rule 433 Registration Statement No. 333-137902 Dated September 8, 2008

UBS Seasonal Exposure Total Return Index (SETI)

Seasonal U.S. large-cap equity trading strategy

Index Description

		•	Seasonal trading strategy based on the Dow Jones Industrial
Average Total Return Index (DJITR)

		•	Targets 2x exposure to the DJITR from October to April of
each year, less financing costs

		•	Cash returns from May to September of each year, with no
DJITR exposure

Key Attributes

		•	Leverage During Historically Bullish Periods: The SETI behaves as a 2x leveraged investment in the DJITR from October to
April (the “leverage period”), borrowing at 1-month USD
LIBOR rates

		•	No Exposure During Historically Bearish Periods: The SETI
behaves as a cash investment from May to September of
each year (the “cash period”), earning 1-month USD LIBOR
each month

		•	Total Return: During the leverage period, the SETI includes
Quick Facts			2x the dividends paid on the DJITR stocks
Announcement date	August 20, 2007
Reconstituted to	September 30, 1996 (index level: 1,000.00)	•	Broad-based: The SETI is based on the total return version of
Index sponsor	UBS Financial Services Inc.		the Dow Jones Industrial Average, a benchmark index of 30
Calculation agent	Deutsche Bank		blue-chip stocks, accounting for approximately 23.8% of the
Current level[2]	9475.39		US market
12-month high[2]	11,530.69
12-month low[2]	7,652.90	•	Transparent: The SETI level is determined from published
1As of 8/27/08.			DJITR levels and LIBOR rates

Historical Performance
	SETI	DJITR
Total Return	847.54%	148.47%
Annualized Return	20.77%	7.94%
Annualized Volatility	26.16%	17.51%
Sharpe Ratio	0.65	0.25
Return since 9/30/07	-14.64%	-15.21%

Index levels from 9/30/96 to 8/27/08. The SETI and the DJITR were each scaled to a level 100 as of the start of the period. For determining the Sharpe Ratio, the average risk free rate was 3.64%. Source: UBS, Bloomberg.

Past performance is not indicative of future performance. Indices are unmanaged and unavailable for direct investment.

UBS Seasonal Exposure Total Return Index	Index Fact Sheet

Historical Performance	Index Methodology

Source: Bloomberg, UBS.

The historical seasonal Dow Jones Industrial Average (DJIA) returns illustrates the effect of investing $100 in the DJIA from October to April of each year compared with investing $100 in the DJIA from May to September of each year.

Since September 1, 1945 to April 30, 2008, the DJIA returned 9,078% during the October to April periods (equivalent to 13.09% per annum) and returned -23 during the May to September periods (equivalent to -1.01% per annum).

The SETI strategy would have doubled the October to April returns, less a financing fee, and provided a cash return in lieu of the May to September returns. Please note that the SETI strategy is based on the total return version of the DJIA, which includes dividends. The DJIA itself does not include dividends.
•
Leverage Period (October to April): During the leverage period, the SETI doubles the return of the DJITR, positive or negative, less a daily financing fee based on 1-month USD LIBOR. The 1-month USD LIBOR rate is reset at the start of each month during the leverage period. The DJITR return must exceed the financing fee in order for the SETI to outperform the DJITR.

•
Cash Period (May to September): During the cash period, the SETI has no exposure to the DJITR. Instead, the SETI accrues at a rate equal to 1-month USD LIBOR. The 1-month USD LIBOR rate is reset at the start of each month during the cash period.

For additional information on the SETI methodology, composition and calculation, please refer to the free writing prospectus filed by Deutsche Bank on August 29, 2008 and available on the SEC website as described below.

Deutsche Bank, AG has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, UBS Financial Services Inc. will arrange to send you the prospectus if you request it by calling toll-free: 1-877-827-2010.

Contact your UBS financial advisor for additional information, including investment ideas.